B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

XXX	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Continental Energy Corporation
Issuer Address:	21795 64th Avenue, Langley, B.C. V2Y 2N7
Issuer Fax No.:	604-532-6068
Issuer Telephone No.:	604-532-6066
Contact Name:	Gary Schell
Contact Position:	Director
Contact Telephone Number:	604-532-6066
Contact Email Address:	info@continentalenergy.com
Web Site Address:	www.continentalenergy.com
For Quarter Ended:	**2003/07/31 Fiscal Year end 2003**
Date of Report:	2003/12/05

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gary R. Schell"	Gary R. Schell	
"Richard L. McAdoo"	Richard L. McAdoo	

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2003 and 2002

U.S. Funds

STALEY, OKADA & PARTNERS

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Continental Energy Corporation:

We have audited the consolidated balance sheet of Continental Energy Corporation as at 31 July 2003 and 2002, the consolidated statements of shareholders' equity (deficiency), for the years ended 31 July 2003, 2002 and 2001, and the statements of loss and cash flows for the years ended 31 July 2003, 2002 and 2001 and cumulative from 1 August 1993 through 31 July 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 July 2003 and 2002, the change in its shareholders' equity (deficiency), for the years ended 31 July 2003, 2002 and 2001, and the results of its operations, and the changes in its cash flows for the years ended 31 July 2003, 2002 and 2001 and cumulative from 1 August 1993 through 31 July 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Surrey, B.C., Canada   STALEY, OKADA & PARTNERS
5 December 2003   CHARTERED ACCOUNTANTS

Continental Energy Corporation
An Exploration Stage Company

Consolidated Balance Sheet

As at 31 July
U.S. Funds

ASSETS		**2003**		2002
Current				
Cash	$	**802,127**	$	225,414
Due from related party *(Note 10e)*		**90,418**		17,656
Prepaid expense		**7,015**		-
Accounts and GST receivable		**7,979**		24,543
		907,539		267,613
Prepaid Resource Property Costs *(Note 4)*		**17,000**		29,000
Prepaid Share Issuance Costs *(Note 4)*		**25,500**		43,500
Capital Assets				
Resource property costs - *Schedule 1 (Notes 1 and 5)*		**3**		945,717
Furniture, equipment and computer *(Note 6)*		**133,911**		13,252
		133,914		958,969
	$	**1,083,953**	$	1,299,082

LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**4,608,355**	$	5,905,350
Due to related parties *(Note 10f)*		**368,121**		808,527
Promissory notes payable *(Note 7)*		**50,000**		50,000
Cash received in advance of share issuance *(Note 9e)*		**92,008**		150,000
Capital lease - current portion *(Note 8)*		**18,714**		-
		5,137,198		6,913,877
Capital Lease Obligation *(Note 8)*		**32,622**		-
Continued Operations *(Note 1)*				
Contingencies and Commitments *(Note 13)*				

SHAREHOLDERS' EQUITY (DEFICIENCY)				
Share Capital - *Statement 2 (Note 9)*		**21,486,809**		18,972,265
Contributed Surplus - *Statement 2*		**1,177,550**		116,550
Deficit - *Statement 2*		**(26,750,226)**		(24,703,610)
		(4,085,867)		(5,614,795)
	$	**1,083,953**	$	1,299,082

ON BEHALF OF THE BOARD:

"*Gary R. Schell*"   "*Richard L. McAdoo*"

_____, Director   _____, Director

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company
Consolidated Statement of Shareholders' Equity (Deficiency)
U.S. Funds

	Common Shares		Contributed Surplus	Deficit Incurred Prior to Exploration Stage	Deficit Incurred During Exploration Stage (Note 2m)	Total
	Shares	Amount				
Balance - 31 July 2000	24,119,393	$ 18,370,981	$ 116,550	$ (11,420,599)	$ (4,419,301)	$ 2,647,631
Loss for the year - *Statement 3*	-	-	-	-	(894,354)	(894,354)
Balance - 31 July 2001	24,119,393	18,370,981	116,550	(11,420,599)	(5,313,655)	1,753,277
Loss for the year - *Statement 3*	-	-	-	-	(7,969,356)	(7,969,356)
Acquisition of subsidiary @ $0.13/common share	740,000	96,200	-	-	-	96,200
Private placements @ $0.15/common share	3,376,840	506,526	-	-	-	506,526
Finders fee	50,000	-	-	-	-	-
Share issued for financing contract	1,000,000	-	-	-	-	-
Share issuance cost	-	(1,442)	-	-	-	(1,442)
Balance - 31 July 2002	29,286,233	18,972,265	116,550	(11,420,599)	(13,283,011)	(5,614,795)
Loss for the year - *Statement 3*	-	-	-	-	(2,046,616)	(2,046,616)
Exercise of warrants @ $0.15/common share	5,118,625	767,794	-	-	-	767,794
Exercise of options @ $0.15/common share	1,390,000	208,500	-	-	-	208,500
Private placements @ $0.15/common share	8,375,000	1,256,250	-	-	-	1,256,250
Finders fee - Farm-out (Note 5aiii)	1,500,000	300,000	-	-	-	300,000
Finders fee - Financing	80,000	-	-	-	-	-
Stock option compensation (Note 9f)	-	-	1,061,000	-	-	1,061,000
Share issuance cost	-	(18,000)	-	-	-	(18,000)
Balance - 31 July 2003	45,749,858	$ 21,486,809	$ 1,177,550	$ (11,420,599)	$ (15,329,627)	$ (4,085,867)

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company

Consolidated Statement of Loss

U.S. Funds

	Cumulative From 1 August 1993 Through 31 July 2003 (Note 2m)		For the Years Ended 31 July	
		2003	2002	2001
Revenue				
Oil and gas revenue	$ 49,237	$ -	$ -	$ -
Other income	50,891	-	-	4,476
	100,128	-	-	4,476
Expenses				
Loss on disposal or write down of resource property *(Note 5, Schedule 1)*	9,697,708	**76,344**	6,986,726	215,335
General and administrative *(Schedule 2)*	2,247,953	**289,707**	408,807	351,225
Management fees and medical insurance	1,120,035	**333,675**	351,048	170,440
Stock option compensation *(Note 9f)*	1,061,000	**1,061,000**	-	-
Financing costs, interest on loans and foreign exchange gain and loss	663,241	**153,545**	186,404	73,345
Investor relations contract	177,452	**24,056**	24,507	20,437
Amortization	48,802	**24,996**	7,371	5,277
Consulting	189,534	**16,551**	3,634	12,399
Bank charges	25,847	**6,188**	859	2,557
Loan settlement fee	44,372	**-**	-	-
Gain on debt settlement	(5,583)	**-**	-	-
Loss on disposal or write-down of capital assets	28,486	**-**	-	43,067
Bad debt	70,354	**-**	-	4,748
	15,369,201	**1,986,062**	7,969,356	898,830
Loss Before the Undernoted	15,269,073	**1,986,062**	7,969,356	894,354
Gain on farm out disposal *(Note 5aii)*	(59,446)	**(59,446)**	-	-
Terminated farm out agreement loss *(Note 5aiii)*	120,000	**120,000**	-	-
Loss for the Period	$ 15,329,627	$ **2,046,616**	$ 7,969,356	$ 894,354
Weighted Average Number of Shares Outstanding		**36,468,838**	25,722,526	24,119,393
Loss per Share - basic and diluted		$ **0.06**	$ 0.31	$ 0.04

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company

Consolidated Statement of Cash Flows

U.S. Funds

	Cumulative From 1 August 1993 Through 31 July 2003 *(Note 2m)*	For the Years Ended 31 July		
		2003	2002	2001
Operating Activities				
Loss for the period	$ (15,329,627)	$ **(2,046,616)**	$ (7,969,356)	$ (894,354)
Adjustments to reconcile to net cash				
Stock option compensation	1,061,000	**1,061,000**	-	-
Loan settlement fee	44,373	**-**	-	-
Amortization	48,802	**24,996**	7,371	5,277
Loss on write-down or disposal of capital assets	28,486	**-**	-	43,067
Loss on disposal, write-down or impairment of resource properties	9,638,262	**16,898**	6,986,726	215,335
Terminated farm out agreement loss	120,000	**120,000**	-	-
Bad debts	51	**-**	-	-
Changes in operating current assets and liabilities				
Promissory notes receivable	-	**-**	-	360,880
Prepaid expenses	(4,143)	**(7,015)**	2,872	4,491
Accounts receivable	(19,078)	**16,564**	3,463	(6,405)
Accounts payable	(1,065,430)	**(1,810,163)**	(675,748)	731,636
Net cash provided by (used in) operating activities	(5,477,304)	**(2,624,336)**	(1,644,672)	459,927
Financing Activities				
Share capital for cash, *net of issuance costs*	8,956,256	**2,214,544**	505,084	-
Cash received in advance of share issuance	92,008	**(57,992)**	150,000	-
Prepaid share issuance costs	(25,500)	**18,000**	(43,500)	-
Capital lease	51,336	**51,336**	-	-
Promissory notes payable	50,000	**-**	-	-
Net cash provided by financing activities	9,124,100	**2,225,888**	611,584	-
Investing Activities				
Advance for proposed acquisition	-	**-**	1,589,472	(164,362)
Purchase of equipment	(182,411)	**(145,655)**	-	(12,010)
Purchase of intangible asset	(43,067)	**-**	-	-
Marketable securities	9,840	**-**	-	-
Property disposal proceeds *(Notes 5aii and 5aiii)*	774,470	**774,470**	-	-
Resource property cost recovery	2,410,322	**786,672**	32,000	270,715
Resource property costs, *net*	(5,818,766)	**(452,326)**	(361,369)	(624,144)
Prepaid resource property costs	(17,000)	**12,000**	(29,000)	-
Government grant	21,436	**-**	-	-
Net cash provided by (used in) investing activities	(2,845,176)	**975,161**	1,231,103	(529,801)
Net Increase (Decrease) in Cash and Cash Equivalents	801,620	**576,713**	198,015	(69,874)
Cash and cash equivalents - Beginning of period	507	**225,414**	27,399	97,273
Cash and Cash Equivalents - End of Period	$ 802,127	$ **802,127**	$ 225,414	$ 27,399
Supplemental Schedule of Non-Cash Transactions				
Cancellation of pooled shares	$ (32,626)	$ **-**	$ -	$ -
Issuance of shares for:				
Resource property acquisition	$ 579,071	$ **-**	$ 96,200	$ -
Intangible asset acquisition	$ 43,067	$ **-**	$ -	$ -
Debt settlement	$ 284,929	$ **-**	$ -	$ -
Loan settlement	$ 44,372	$ **-**	$ -	$ -
Finder's fee	$ 310,832	$ **300,000**	$ -	$ -

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company

Consolidated Schedule of Resource Property Costs

U.S. Funds

	Cumulative 1 August 1993 Through 31 July 2003	For the Years Ended 31 July 2003	2002	2001	1 August 1993 to 31 July 2000 (Note 2m)
Indonesia					
Bengara					
Production sharing contract acquisition	$ 1,315,953	$ -	$ -	$ -	$ 1,315,953
Geological and geophysical interpretation and evaluation	1,212,904	**418,908**	163,457	168,248	462,291
Seismic acquisition and data processing	97,360	**5,895**	6,000	-	85,465
Field exploration, surveys, data acquisition	17,393	**-**	-	-	17,393
Prepaid resource property costs	75,000	**-**	-	-	75,000
Costs for the period	2,718,610	**424,803**	169,457	168,248	1,956,102
Impairment	(801,683)	**(11,130)**	(575,218)	(215,335)	-
Costs recovery	(1,916,926)	**(654,673)**	(32,000)	(217,997)	(1,012,256)
Net property costs for the period	1	**(241,000)**	(437,761)	(265,084)	943,846
Yapen					
Production sharing contract acquisition	623,784	**-**	-	-	623,784
Geological and geophysical interpretation and evaluation	185,449	**7,500**	97,441	72,518	7,990
Seismic acquisition and data processing	383,378	**-**	-	383,378	-
Prepaid resource property costs	-	**(75,000)**	-	-	75,000
Costs for the period	1,192,611	**(67,500)**	97,441	455,896	706,774
Recovery (impairment)	(81,923)	**29,809**	(111,732)	-	-
Cost allocated on disposal (Note 5aii)	(535,024)	**(535,024)**	-	-	-
Costs recovery	(575,663)	**(131,999)**	-	(52,718)	(390,946)
Net property costs for the period	1	**(704,714)**	(14,291)	403,178	315,828
GATB					
Technical assistance contract acquisition	6,205,302	**-**	6,205,302	-	-
Geological and geophysical interpretation and evaluation	189,494	**95,023**	94,471	-	-
Costs for the period	6,394,796	**95,023**	6,299,773	-	-
Impairment	(6,394,795)	**(95,023)**	(6,299,772)	-	-
Net property costs for the period	1	**-**	1	-	-
Other properties					
Costs for the period	2,734,114	**-**	-	-	2,734,114
Cost written off on abandonment	(2,740,640)	**-**	(4)	-	(2,740,636)
	(6,526)	**-**	(4)	-	(6,522)
Total Costs for the Period	13,040,131	**452,326**	6,566,671	624,144	5,396,990
Total costs recovered for the period	(2,492,589)	**(786,672)**	(32,000)	(270,715)	(1,403,202)
Total write-off of costs on abandonment or impairment for the period - Oil and gas and mineral properties	(10,019,041)	**(76,344)**	(6,986,726)	(215,335)	(2,740,636)
Proceeds on disposal of oil and gas properties for the period	(929,939)	**(594,470)**	-	-	(335,469)
Gain on disposal of oil and gas properties for the period	390,019	**59,446**	-	-	330,573
Balance - Beginning of period	11,422	**945,717**	1,397,772	1,259,678	11,422
Balance - End of Period	$ 3	**$ 3**	$ 945,717	$ 1,397,772	$ 1,259,678

- See Accompanying Notes -

Continental Energy Corporation <u>Schedule 2</u>

An Exploration Stage Company

Consolidated Schedule of Administration Expenses

U.S. Funds

	Cumulative From 1 August 1993 Through 31 July 2003 *(Note 2m)*	For the Years Ended 31 July **2003**	2002	2001
Wages	$ 444,316	**$ 29,346**	$ 197,371	$ 88,373
Office expenses	466,052	**109,115**	109,271	76,858
Legal and audit	554,753	**34,778**	28,167	63,269
Rent, office maintenance and utilities	219,488	**28,207**	16,655	54,379
Telephone	120,783	**23,060**	23,033	17,488
Travel	211,941	**44,109**	27,574	32,221
Filing fees	78,655	**3,863**	3,896	7,270
Shareholder communication	76,381	**10,168**	1,429	8,025
Transfer agent	36,680	**7,061**	1,411	3,342
Promotion	28,421	**-**	-	-
Bad debts	10,483	**-**	-	-
	$ 2,247,953	**$ 289,707**	$ 408,807	$ 351,225

- See Accompanying Notes -

Continental Energy Corporation
An Exploration Stage Company
Notes to Consolidated Financial Statements
31 July 2003 and 2002
U.S. Funds

1. **Continued Operations**

   These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

   Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has a working capital deficiency. In addition, the Company has insufficient funds to complete the property expenditures required on its Indonesian properties and is awaiting confirmation from the Indonesian government that the oil and gas property contracts related to its three Indonesian properties have been extended and/or approved for the 2004 calendar year *(Note 5)*. Also, certain property agreements are in default *(Note 5aiii)*. These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

   The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

   If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. **Significant Accounting Policies**

   a) **Consolidation**

   These consolidated financial statements include the accounts of the Company and its four subsidiaries as follows:

   - Continental Energy Corp. ("CEC-USA"), an inactive company - wholly owned
   - Continental-Wisdom-GeoPetro (Bengara II) Ltd. (formerly Apex (Bengara II) Ltd.) ("Bengara") *(Note 5a)* - wholly owned
   - Continental-GeoPetro ("Yapen") (formerly Apex (Yapen) Ltd. *(Note 5a)* - wholly owned
   - GAT Bangkudulis Petroleum Company Ltd. ("GATB") *(Note 5b)* - 70% owned

   b) **Amortization**

   The Company provides for amortization on its capital assets as follows:

   - Furniture, equipment and small tools - 20% declining balance basis
   - Computer equipment - 30% declining balance basis
   - Automobile under capital lease - straight line over 31 months

   One-half the annual rate is charged in the year of acquisition.

---

2. **Significant Accounting Policies** - *Continued*

c) **Income Taxes**

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

d) **Loss per Share**

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e) **Oil and Gas Properties**

The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

2. **Significant Accounting Policies** - *Continued*

   e) **Oil and Gas Properties** - *Continued*

   The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

   The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

   Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

   f) **Conversion of Foreign Currencies**

   For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

   The accounts of the Company are now prepared in U.S. funds and the Company's Canadian operations are translated into U.S. dollars under the temporal method as follows:

   - Monetary assets and liabilities at year-end rates;
   - All other assets and liabilities at historical rates;
   - Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;
   - Exchange gains and losses arising from these transactions are treated as period items.

2.   Significant Accounting Policies - *Continued*

g) **Environmental Expenditures**

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements as a minimum and go beyond these requirements where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

h) **Management's Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

i) **Future Site Restoration Costs**

Estimated future site restoration costs are provided for over the life of the proven reserves on a unit-of-production basis. Costs are estimated each year by management in consultation with the Company's engineers based on current regulations, costs, technology and industry standards. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

j) **Basis of Segmented Disclosure**

The Company's only business activity is the exploration and development of oil and gas prospects. During the year, the Company had administration activity in Canada and exploration and development activity in Indonesia. The segmented information is identified by geographic location of the Company's exploration and development activities.

k) **Share Capital**

i) Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

2. **Significant Accounting Policies** - *Continued*

l) **Stock-Based Compensation**

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-Employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

m) **Cumulative Exploration Stage**

In 1993 the Company became involved in start-up mineral and oil and gas exploration operations. These financial statements reflect exploration stage operations from 1 August 1993. Prior to 1 August 1993 the Company was in the compressor rental industry.

3. **Fair Value of Financial Instruments**

The Company's financial instruments consist of cash, amounts due from or to related parties, accounts and GST receivable, accounts payable, cash received in advance of share issuance, promissory notes payable *(Note 7)* and capital lease obligation *(Note 8)*. The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk in that material accounts payable are denominated in both Canadian dollars and Indonesian rupiah and the US dollar value of these payables will fluctuate due to changes in foreign exchange.

---

4. Prepaid Costs

On 1 July 2002 the Company entered into a corporate financing agreement with an unrelated party. The unrelated party is to provide services related to raising capital for the Company over a 30-month period starting 1 July 2002. Upon signing the agreement the Company prepaid $45,000 in corporate financing costs, leaving $25,500 prepaid as at 31 July 2003.

On 1 July 2002 the Company entered into consulting agreements with two unrelated parties. The unrelated parties are to provide services related to the Company's oil and gas properties *(Note 5)* over a 30-month period starting 1 July 2002. Upon signing the agreements the Company prepaid $30,000 in consulting costs, leaving $17,000 prepaid as at 31 July 2003.

---

5. Resource Property Costs

a) **Bengara and Yapen**

By separate share purchase and transfer agreements ("SPTA") with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia. The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company's statement of loss are the results of operations of both subsidiaries from the date of acquisition forward.

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 for the purpose of obtaining a production sharing contract ("PSC") with Pertamina, the Indonesian government's state owned oil and gas enterprise. Bengara is legally entitled to conduct business and operate in the Republic of Indonesia based on it being party to the Bengara II PSC dated 4 December 1997. The PSC grants the Company the exclusive authority to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan. Pursuant to the PSC as currently amended, Bengara must fund and conduct exploration work commitments totalling $16,750,000 in the first seven PSC contract years ending 4 December 2004. Of the $16,750,000, approximately $2,400,000 has been spent. The expiration date of the PSC is thirty years from 4 December 1997. The Company's activities within the Bengara II contract area are currently in the exploration stage and no crude oil or natural gas is being produced within the contract area. Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara is uncertain, consequently the Company wrote down the book value of the property to $1 *(Note 5aiii)*.

---

5. Resource Property Costs - *Continued*

  a) **Bengara and Yapen** - *Continued*

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of obtaining a PSC with Pertamina. The Yapen PSC was signed on 27 September 1999. Prior to its farm out agreement *(Note 5aii)* Yapen had a controlling interest in the PSC. However, as a result of the farm out agreement, Yapen currently retains only a 10% interest in the PSC. Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen is uncertain, consequently the Company wrote down the book value of the property to $1.

Indonesian Farm-Out

i) GeoPetro Resources Company ("GeoPetro")

During a prior year, the Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement ("FOA") with an effective date of 1 January 2000. Per the FOA, the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara properties and provided a proportionate security interest in each of the operating subsidiaries such that at closing GeoPetro owns a 40% interest in each property. To obtain its 40% interest GeoPetro agreed to pay the Company total consideration of $1,297,000 and pay its proportionate share of all property costs per the Bengara and Yapen SPTA retroactive to 1 August 1998. As at 31 July 2003, the Company has received a total of $2,489,000 in farm out proceeds from GeoPetro. During the 31 July 2002 year, the Company transferred 40% of the issued and outstanding shares of Bengara and Yapen to GeoPetro as a security interest. The shares held by GeoPetro secure GeoPetro's underlying interest in the Bengara and Yapen PSC. The Company continues to consolidate the Bengara and Yapen subsidiaries as wholly owned subsidiaries.

ii) Medco International Ventures Ltd. ("Medco")

On 5 November 2002, the Company's subsidiary, Yapen, completed an agreement to farm out 90% of it's PSC to Medco. As part of the agreement Medco will pay approximately $572,000 of Yapen's current liabilities and fund 100% of the future property development costs up to commercial production. Upon commercial production, Yapen will be required to fund 10% of the costs. As a result of this agreement, Yapen assigned 90% of the PSC to Medco and Yapen retained a 10% interest in the PSC. Yapen has no further financial commitments to the PSC until commercial production is reached at which time Yapen will be required to fund its proportionate costs, being 10%. As per generally accepted accounting principles, the reduction of greater than a 20% interest in the oil and gas property requires that a gain or loss be calculated on the disposal. The Yapen farm out resulted in net proceeds of $594,470 with allocated costs of $535,024 resulting in a gain of $59,446.

5. **Resource Property Costs** - *Continued*

    a) **Bengara and Yapen** - *Continued*

        Indonesian Farm-Out - *Continued*

        iii) China Wisdom International (HK) Ltd. ("China Wisdom")

        During the year the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary. To earn its 40% interest China Wisdom was to:

        - pay $720,000 by way of $120,000 cash and six separate promissory notes in the amount of $100,000 each due and payable on the last day of each month of June to November 2003.
        - drill five exploration wells no later than 31 December 2004, at least three of which are to be drilled in 2003, with the first of the three completed by 30 September 2003. As at 31 July 2003 and 30 November 2003, drilling had not begun.

        As at 31 July 2003, to fulfill its obligation under the farm out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

        As at 31 July 2003, $300,000 had been received with 60% ($180,000) and 40% ($120,000) of the proceeds being allocated to the Company and GeoPetro. The promissory notes had not been delivered. In a letter dated 4 November 2003, Bengara notified China Wisdom that it was in default of its agreement because it had not drilled its first well on or before 30 September 2003 and it had not fulfilled its cash payment obligations.

        China Wisdom did not satisfy the terms of the agreement and the agreement was terminated effective 1 December 2003 and any money paid to date by China Wisdom has been forfeited to the Company and GeoPetro. It is management's opinion that the Bengara subsidiary will continue to be accounted for as a wholly owned subsidiary. On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro. As at 4 December 2003, the Bengara shares had not yet been returned to the Company or GeoPetro. The Company and GeoPetro have retained legal council to recover their Bengara shares.

        Prior to the default, the Company issued to unrelated parties 1,500,000 common shares of the Company as a finders' fee in relation to this agreement. These shares were valued at $300,000 and were expensed. The Company recognized its portion of the proceeds, being $180,000, as income. The net effect of this transaction was a loss of $120,000. Any additional funds received by the Company subsequent to 31 July 2003 will be treated as income when received.

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5. **Resource Property Costs** - *Continued*

b) **GAT Bangkudulis Petroleum Company Ltd. ("GATB")**

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. ("DWE").

GATB is legally entitled to conduct business and operate in the Republic of Indonesia based on it being party to a Technical Assistance Contract ("TAC") dated 7 October 1996 with Pertamina, the Indonesian government's state owned oil and gas enterprise. The TAC grants GATB exclusive authority to conduct petroleum exploration, development and production in an area of approximately 18.63 square kilometers on the Indonesian island of Kalimantan. The TAC required GATB to expend $4.65 million (including the cost of drilling two wells) in the first two contract years on the oil and gas property. Pertamina has granted various extensions for the expenditure and drilling requirements to 31 December 2003. Should the drilling results prove successful, the Company may submit a Plan of Development ("POD") to Pertamina. Upon approval of the POD by Pertamina , the Company may commence commercial exploitation and production of the GATB property. As at 5 December 2003, GATB has not completed the required drilling and is currently negotiating a TAC extension with Pertamina. Pertamina is under no obligation to grant an extension to the TAC. As at 5 December 2003, Pertamina has not cancelled the GATB TAC nor has Pertamina granted an extension. If Pertamina turns down the TAC extension request, the oil and gas property area covered by the TAC will revert back to Pertamina and GATB will lose its only material asset.

As at 31 July 2003, accounts payable includes a $2,562,181 non-interest bearing loan payable to a former shareholder of the GATB subsidiary.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with GATB is uncertain, consequently the Company wrote down the book value of the property to $1.

c) Capitalized costs related to oil and gas properties *(Schedule 1)*:

	Cost	Accumulated Depletion, Impairment and Amortization	**2003 Net Book Value**	2002 Net Book Value
Oil and gas properties				
Other	$ 11,422	$ 11,422	$ -	$ -
Texas	2,734,114	2,734,114	-	-
Indonesia	7,218,958	7,218,955	3	945,717
	$ 9,964,494	$ 9,964,494	$ 3	$ 945,717
Allocation of capitalized costs:				
Unproven properties				
Indonesia			$ 3	$ 945,717
			3	945,717
Proven properties				
Indonesia			-	-
Total capitalized costs			$ 3	$ 945,717

6. Furniture, Equipment and Computer

Details are as follows:

	Costs	Accumulated Amortization	**2003 Net Book Value**	2002 Net Book Value
Field survey equipment	$ 88,147	$ 27,531	$ **60,61**	$ 2,36
Furniture	8,966	8,966		
Computer equipment	19,150	12,365	**6,78**	10,89
	116,263	48,862	**67,40**	13,25
Auto - capital lease	66,510	-	**66,51**	
	$ 182,773	$ 48,862	$ **133,91**	$ 13,25

7. Promissory Notes Payable

In the prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable. As at 31 July 2003, $50,000 of accrued interest remains outstanding. The note holders have confirmed that no additional interest will be accrued or payable.

8. Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles. Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$ 51,336
Less: Current portion	(18,714)
	$ 32,622

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2004	$ 18,714
Period to 31 July 2005	20,234
Period to 31 July 2006	12,388
	$ 51,336

9. **Share Capital**

   a) During the year the Company amended its authorized share capital. The Company's authorized share capital now consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.

   b) As at 31 July 2003, the Company has 93,750 common shares held in escrow, which may be released only with the consent of the governing regulatory authorities.

   c) Details of outstanding share purchase options are as follows:

Continuity of options	Number of shares	Price per share	Expiry date
Director/Officer (i)	350,000	$0.15	29 April 2004
Employee/Consultant	95,000	$0.15	29 April 2004
Director/Officer (i)	3,435,000	$0.15	30 July 2004
Employee/Consultant	1,300,000	$0.15	30 July 2004
Director/Officer (i)	2,000,000	$0.25	30 January 2005
Employee/Consultant	1,000,000	$0.25	30 January 2005
Director/Officer (i)	500,000	$0.45	30 January 2005
Employee/Consultant	1,500,000	$0.45	30 January 2005
	10,180,000		

   (i) Director or officer of the Company or a subsidiary of the Company or a former director of a subsidiary.

   d) Details of outstanding share purchase warrants are as follows:

Number of shares	Price per Share	Exercise/Expiry Date
325,000 (i)	U.S. $0.15	30 July 2004
500,000	CDN $0.70	24 November 2004
185,000	U.S. $0.15	31 January 2004
394,200 (i)	U.S. $0.15	30 July 2004
720,000 (i)	U.S. $0.15	30 July 2004
1,108,000 (i)	U.S. $0.15	30 July 2004
1,012,500 (i)	U.S. $0.15	30 July 2004
4,746,666	U.S. $0.30/$0.60	10 September 2004/2005
2,432,000	U.S. $0.15/$0.30/$0.60	10 June 2004/2005/2006
450,000	U.S. $0.15/$0.30/$0.60	10 June 2004/2005/2006
11,873,366		

   (i) During the year these warrants were extended and are shown at the amended price and extended date.

   e) As at 31 July 2003, the Company received $92,008 in advance of share issuance. The Company will report this as share capital upon issuance of the applicable shares. *(Note 12b).*

9. **Share Capital** - *Continued*

f) **Stock-Based Compensation**

For the year ended 31 July 2003, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation *(Note 2l).* The standard requires that stock-based awards made to non-employees are to be measured and recognized using a fair value based method. During the year ended 31 July 2003, the Company granted options to purchase up to 4,500,000 shares of the Company's stock to consultants providing management services to the Company at exercise prices of $0.25 and $0.45, with a fair value of $1,061,000 on the grant date. The fair value of $1,061,000 has been recorded in the Company accounts.

During the year ended 31 July 2003, the Company granted options to purchase up to 500,000 shares of the Company's stock to directors of the Company at an exercise price if $0.25 per share, with an estimated fair value of $102,000 on the grant date. The pro-forma impact on net loss and loss per share is as follows:

		31 Ju 2003
Net Loss		
As Reported	$	2,046,616
Pro forma	$	2,148,616
Net Loss Per Share		
As Reported	$	0.06
Pro forma	$	0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	Nil
Expected stock price volatility	106%
Risk-free interest rate	3.3%
Expected life of options	1.6 years

The weighted average grant-date fair value of options granted was $0.23.

10. Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a) During the year, management, director, or officer fees in the amount of $322,687 (2002 - $342,928; 2001 - $169,734) were paid or accrued to a director, a company controlled by a director or a director of one of the Company's subsidiaries.

b) During the year, consulting fees in the amount of $252,500 (2002 - $186,500; 2001 - $107,500) were paid or accrued to a director, or a director of one of the Company's subsidiaries. $Nil is unpaid as at 31 July 2003.

c) During the year, interest on a personal loan of $36,600 (2002 - $Nil; 2001 - $Nil) was paid to a director of the Company, by one of the Company's subsidiaries.

d) During the year ended 31 July 2003, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company's subsidiaries:

- 5,505,000 (2002 - 22,000; 2001 - Nil) common shares were issued through private placements for total proceeds of $825,750 (2002 - $3,300; 2001 - $Nil)

- 2,281,385 (2002 - Nil; 2001 - Nil) common shares were issued through exercised warrants for total proceeds of $342,208 (2002 - $Nil; 2001 - $Nil)

- 1,290,000(2002 - Nil; 2001 - Nil) common shares were issued through exercised options for total proceeds of $193,500 (2002 - $Nil; 2001 - $Nil)

e) As at 31 July 2003, $90,418 (2002 - $17,656) was owed by a director or a company controlled by a director. The balance is unsecured, however repayment is expected within one year.

f) As at 31 July 2003, $368,121 (2002 - $808,527) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

11. Income Taxes

As at 31 July 2003, the Company has approximately CDN $2,420,000 of losses for income tax purposes which may be used to offset future taxable income. These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$ 683,000
2000	2007	866,000
2001	2008	400,000
2002	2009	403,000
2003	2010	68,000
		$ 2,420,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income. There are approximately U.S. $2,200,000 in losses in the USA which can usually be applied to income in future periods, however the Company has not filed its USA returns.

The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

12. Subsequent Events

a) Subsequent to 31 July 2003, the Company granted 1,600,000 and 1,100,000 options to directors/officers and non employees respectively. The options have an exercise price of U.S. $0.20 and expire on 30 January 2005.

b) Subsequent to 31 July 2003, 1,173,388 warrants were exercised for total proceeds of $176,008.

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13. Contingencies and Commitments

a) The Company has an agreement with a Company controlled by a director to pay CDN $10,000 per month for management services performed by a director. In addition, the Company has an agreement with a Company controlled by its vice-president to pay CDN $3,000 per month for investor relations services.

b) As at 31 July 2003, Bengara was committed to the following agreements:

i.   With the Company president   U.S. $12,500 per month
     - to act as Bengara's president and provide executive supervision *(b.1)*

ii. With the Bengara chief financial officer   U.S. $12,500 per month
     - to financial management services *(b.1)*

b.1 Severance pay
  Bengara cannot terminate this agreement without severance pay. Severance pay for the purpose of these two agreements is calculated as the monthly salary at termination multiplied by the number of months remaining until the expiration of the PSC from the date of termination plus 60 additional months.

As a result of the termination of the China Wisdom agreement *(Note 5aiii)*, the Bengara shareholders terminated these two agreements effective 1 December 2003. It is management's opinion that the agreement default by China Wisdom and the subsequent termination of the agreement permitted Bengara to cancel these agreements without severance payment.

Bengara has entered into numerous other agreements that can be terminated with 60 days notice.

c) One of the Company's subsidiaries, GATB, entered into the following agreements. GATB has accrued these costs and liabilities, however these liabilities are not payable if GATB is unsuccessful in establishing commercial production or the individuals involved leave voluntarily or are dismissed for cause.

i.   With the GATB president   U.S. $500 per month
     - to act as GATB's president and provide executive supervision

ii. With GATB directors (3)   U.S. $2,500 per month
     - to act as a GATB director and manage its operations
     - one of the GATB directors is the Company president

iii. With the GATB secretary   U.S. $1,000 per month
     - to manage geological and seismic interpretation services

iv. With the GATB treasurer   U.S. $1,500 per month
     - to act as GATB treasurer

The commitments noted above have no fixed term, but it is the intention of the GATB subsidiary to pay and or accrue theses fees on a month-to-month basis.

13. Contingencies and Commitments - *Continued*

d) In May 2002, former employees of a Company subsidiary, GATB, filed a claim against the subsidiary with the Jakarta district Committee for Settlement of Labour Disputes ("CSLD") claiming unpaid severance pay of $83,000. The CSLD has rejected portions of the claim and reduced the claim to approximately $41,000. GATB continues to defend its position and is confident that it will prevail in eliminating or reducing the claim.

e) As at 5 December 2003, the Bengara shares previously issued to China Wisdom *(Note 5aiii)* had not been returned to the Company and or GeoPetro. Any adverse legal consequence to the termination of this agreement as at 5 December 2003 is not determinable and management is confident that it will recover all Bengara shares previously issued to China Wisdom.

14. Segmented Information

	Canada	Indonesia	Consolidated
31 July 2003			
Segmented revenue	$ -	$ -	$ -
Segmented operating loss	$ 1,474,124	$ 572,492	$ 2,046,616
Identifiable assets	$ 763,149	$ 320,804	$ 1,083,953
31 July 2002			
Segmented revenue	$ -	$ -	$ -
Segmented operating loss	$ 185,657	$ (i) 7,783,699	$ 7,969,356
Identifiable assets	$ 300,506	$ 998,576	$ 1,299,082
31 July 2001			
Segmented revenue	$ 4,476	$ -	$ 4,476
Segmented operating loss	$ 312,709	$ 581,645	$ 894,354
Identifiable assets	$ 38,579	$ 3,021,581	$ 3,060,160

(i) During the year ended 31 July 2002, the Company wrote down the book value of its Indonesian oil and gas properties by $6,986,726 to $945,717 *(Note 5)*.

15. Reclassification

Certain prior year balances have been reclassified to the current year's financial statement presentation.

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

   a) Resource property costs

   See Schedule 1 for details.

   b) General and administrative expenses

   See Schedule 2 for details.

2. RELATED PARTY TRANSACTIONS

   See interim consolidated financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

   a) Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
30 June 2003	Common	Exercise Options	100,000	$0.1	$ 15,000	Cash	Nil
18 July 2003	Common	Exercise of Options	350,000	$0.15	$ 52,500	Cash	Nil
18 July 2003	Common	Finders fees	80,000	Nil	Nil	(i)	Nil
21 July 2003	Common	Finders fees	600,000	$0.20	$ 120,000	(ii)	Nil
11 June 2003	Common	Private Placement	557,000	$0.15	$ 83,550	Cash	Nil
18 July 2003	Common	Private Placement	1,725,000	$0.15	$ 258,750	Cash	Nil
10 June 2003	Common	Private Placement	70,000	$0.15	$ 10,500	Cash	Nil
12 July 2003	Common	Private Placement	450,000	$0.15	$ 67,500	Cash	Nil
29 May 2003	Common	Exercise of warrants	300,000	$0.15	$ 45,000	Cash	Nil
30 May 2003	Common	Exercise of warrants	830,000	$0.15	$ 124,500	Cash	Nil
11 June 2003	Common	Exercise of warrants	50,000	$0.15	$ 7,500	Cash	Nil
20 June 2003	Common	Exercise of Warrants	91,000	$0.15	$ 13,650	Cash	Nil
18 July 2003	Common	Exercise of Warrants	2,648,240	$0.15	$ 397,236	Cash	Nil

( ) The shares were issued as a finders fee for financing purposes

( ) These shares were issued in connection with the Bengara China Wisdom farm-out *(Note 5aiii)*

3. <u>SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD</u> - *Continued*

   b) Options granted:

	Number	Exercise Price	Expiry Date
Director/Officer	500,000	$0.25	30 January 2005
Employee/Contractor	1,000,000	$0.25	30 January 2005
Director/Officer of subsidiary	500,000	$0.45	30 January 2005
Employee/Contractor	1,500,000	$0.45	30 January 2005
Director/Office of subsidiary	1,500,000	$0.25	30 January 2005

4. <u>SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD</u>

   a) Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
500,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

   b) Shares issued and outstanding:

Number	Amount
45,749,858	$21,486,809

   c) Options, warrants and convertible securities outstanding:

Continuity of options	Number of shares	Price per share	Exercise/Expiry Date
Director/Officer (i)	2,500,000	$0.25	30 January 2005
Employer/Consultant	2,500,000	$0.25	30 January 2005
Director/Officer (i)	300,000	$0.15	29 April 2004
Employee/Consultant	145,000	$0.15	29 April 2004
Director/Officer (i)	3,435,000	$0.15	30 July 2004
Employee/Consultant	1,300,000	$0.15	30 July 2004
	10,180,000		

   (i)   Director or officer of the Company or a subsidiary of the Company.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD - *Continued*

    Details of outstanding share purchase warrants are as follows:

Number of shares	Price per Share	Exercise/Expiry Date
325,000	U.S. $0.15	30 July 2003
500,000	CDN $0.70	24 November 2004
185,000	U.S. $0.15	31 January 2004
394,200	U.S. $0.15	30 July 2004
720,000	U.S. $0.15	30 July 2004
1,108,000	U.S. $0.15	30 July 2004
1,012,500	U.S. $0.15	30 July 2003
4,746,666	U.S. $0.30/$0.60	10 September 2004/2005
2,432,000	U.S. $0.15/$0.30/$0.60	10 June 2004/2005/2006
450,000	U.S. $0.15/$0.30/$0.60	14 July 2004/2005/2006
11,873,366		

    d) Shares subject to escrow or pooling agreements.

Number	Class of Shares
93,750	Common shares

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

    Gary R. Schell   (Secretary)
    Gary Dale Wine
    Richard L. McAdoo (President)   (i)
    Stan Lichman   (i)
    Paul L. Hayes Jr.   (i)

    (i)   Audit Committee Member

QUARTERLY AND YEAR END REPORT
Schedule C - 51/901F
B.C. Securities Commission
CONTINENTAL ENERGY CORPORATION

For the Quarter Ended July 31, 2003

NATURE OF BUSINESS

Continental Energy Corporation ("Continental" or the "Company") is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

HIGHLIGHTS OF THE QUARTER

The quarter ended July 31, 2003 marks the end of the fourth quarter of the Company's annual fiscal year ending July 31, 2003. Significant events having material effect on the business affairs of the Company which have occurred during the "Past Quarter" ended July 31, 2003 are summarized below:

Stock Options Set

On May 13, 2003 the Company announced in a press release that it has set new incentive stock options for a new director and several new employees hired by its partially owned Apex (Bengara-II) Ltd. subsidiary for the purposes of providing personal incentive to perform on behalf of the Company. The Company has entered into stock option agreements granting an accumulated total of 1,500,000 new common share purchase options at an exercise price of US$ 0.25 per share. The options have a fixed term and shall expire on January 30, 2005.

In a press release dated June 10, 2003, subject to shareholder approval, the Company set 1,500,000 common share stock options at an exercise price of US$ 0.25 valid until January 30, 2005 for two new Chinese directors of its affiliate, named pursuant to a recent farm out agreement. Upon any exercise the underlying common shares are subject to applicable hold periods from the date of exercise.

An additional 2,000,000 common share stock options were granted at an exercise price of US$ 0.45 valid until January 30, 2005 for employees of its affiliates.

Warrants Term Extended

The Company announced that it has extended the expiration date of 3,165,500 common share purchase warrants until 30-July-2004. There is no change to the warrant exercise price of US$0.15 per share.

Finder's Fee Shares Issue

In a press release dated 8-September-2003 the Company announced that it has issued 600,000 common shares of deemed value of US$ 0.25 as of the date of its farm out of its Bengara-II property to China Wisdom International (HK) Ltd. to two arms length individuals instrumental in assisting Continental close the farm out.

Private Placements

On June 10, 2003 the Company announced that it is closing private placements made to subscribers of an April 1, 2003 offering memorandum filed with the BCSC together with other placements made concurrently. The Company will issue 2,882,000 units consisting of common shares and an equal number of common share purchase warrants valid for three years at an exercise price of US$ 0.15 the first year, $ 0.30 the second and $0.60 the third. All securities issued are restricted from trading for 12 months. Finders fees were paid to two arms length parties in the form of 80,000 units of the placement. The placements raised a total amount of US$ 432,300 which the Company intends to apply to general corporate purposes.

Bengara-II Subsidiary Renamed

In a press release dated June 11, 2003, the Company announced that the name of the Company's subsidiary Apex (Bengara-II) Ltd. was changed to Continental-Wisdom-GeoPetro (Bengara-II) Ltd.

Bengara-II Subsidiary Directors Change

In a press release dated June 11, 2003, the Company announced that Mr. Wang Hong Jun and Mr. Li Qiang have been named to the board of directors of the Company's subsidiary Continental-Wisdom-GeoPetro (Bengara-II) Ltd. bringing the board to five members which include Continental's President, Richard L. McAdoo and its Chairman, Gary R. Schell, as well as Mr. S.J. Doshi of GeoPetro Resources Company. Mr. James C. Haebig and Mr. David Creel resigned from the board at the same time. See related item in "Claims, Contingencies and Litigation" section below.

Bengara-II Subsidiary Officers Employed

In a press release dated June 11, 2003, the Company announced that Officers and management have been appointed under long term employment contracts to its subsidiary Continental-Wisdom-GeoPetro (Bengara-II) Ltd. Mr. Richard L. McAdoo shall serve as President & CEO, Mr. Wang Hong Jun shall serve as CFO, Mr. Li Qiang shall serve as Vice President of coordination, and Mr. James C. Haebig shall serve as Vice President of geophysics. The employment contracts for Mr. McAdoo and Mr. Wang have a fixed term equivalent to the life of the Bengara-II PSC. See related item in "Claims, Contingencies and Litigation" section below.

Annual Audited Financial Statements

Incorporated in this filing as Schedule-A are the Company's audited annual financial statements for fiscal year end July 31, 2003. The notes to these financial statements are hereby incorporated by this reference into this Schedule-C.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the "Past Quarter" ended July 31, 2003 but prior to publication of this report are summarized below:

Stock Options Set

In a press release dated 13-November-2003 the Company announced that, subject to shareholder approval, set 2,700,000 common share stock options at an exercise price of US$ 0.20 valid until January 30, 2005 for directors and employees and those of its subsidiaries and affiliates.

Pungit-#1 Well AFE Approved

In a letter from Indonesian Authority BPMigas dated 23-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received approval of its drilling program, geological justification and Authorization for Expenditure to proceed with the drilling of the Pungit-#1 wildcat exploration well in the Bengara-II PSC. As planned the Pungit-#1 well is expected to take 62 days to drill to a total depth of 2,405 meters at an estimated cost of US$ 4,478,782.

Bengara-II Block Environmental Impact Statements Approved

In a letter from Indonesian Authority Migas dated 24-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received approval of environmental impact statement approval for the drilling of nine wildcat exploration wells both on and offshore in the Bengara-II PSC including the Pungit-#1 wildcat exploration well.

Bengara-II Block Drill Sites Confirmed

In letters from local authorities dated 6-October-2003 the Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary received land clearance certificates and settled surface damage claims for four onshore drill sites in the Bengara-II PSC including the Pungit-#1 wildcat exploration well.

Subsidiary Director Resigned

Mr. J.C. Haebig tendered his resignation from the board of the Company's subsidiary Continental-GeoPetro (Yapen) Ltd. effective 31-October-2003. There are no plans to replace him on the board. Mr. J.C. Haebig's appointment as vice president was terminated by the Company's subsidiary Continental-Wisdom-GeoPetro (Bengara II) Ltd. effective November 30, 2003 and from that date Mr. J.C. Haebig is no longer a director or an officer of any of the Company's subsidiaries.

Farm Out Agreement Default Notice

In a press release dated 12-November-2003 the Company announced that written notice has been given to China Wisdom International (HK) Ltd. ("China Wisdom") that China Wisdom is in default of its obligations under a March 3, 2003 farm out agreement (see press release dated March 6, 2003) and must commence drilling the first of 5 obligation wells on the Bengara-II Block before November 30, 2003 or risk termination thereafter of the farm out agreement in accordance with its provisions. See related item in "Claims, Contingencies and Litigation" section below.

Bengara-II PSC Initial Exploration Period Extended

The Company's application to Indonesian Authorities to extend the initial 6-year exploration period of the Bengara-II Production Sharing Contract from 4-December-2003 until December 4, 2004 was approved pursuant to a letter No. 586/BP0000/2003-S from BPMigas dated November 17, 2003.

Bengara-II PSC Annual Work Program and Budget Filed

The Company's Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary has filed its annual work program and budget for its Bengara-II PSC with Indonesian petroleum authority, BPMigas, for calendar year 2004. The work program includes the drilling of three wildcat exploration wells in the Bengara-II PSC during 2004 at a total annual budgeted expenditure of US$ 17,054,000.

Bangkudulis TAC Annual Work Program and Budget Filed

The Company's GAT Bangkudulis Petroleum Company Ltd. subsidiary has filed its annual work program and budget for its Bangkudulis TAC with Indonesian petroleum authority, Pertamina, for calendar year 2004. The work program includes the drilling of one development well, workover of one existing well and installation of initial production surface equipment in the Bangkudulis TAC during 2004 at a total annual budgeted expenditure of US$ 2,801,000.

Bengara-II Farm Out Agreement Termination - In letters dated 12/03/03 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a 3/3/03 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC. See additional discussion section below entitled "Claims, Contingencies and Litigation".

<u>MANAGEMENT DISCUSSION AND ANALYSIS</u>

Financial Results for the Past Quarter Ended July 31, 2003

The quarter ended July 31, 2003 marks the end of the fourth quarter of the Company's annual fiscal year ending July 31, 2003.

- **<u>Current Working Capital Situation</u>**
  As at July 31, 2003, the Company's consolidated financial statements reflect a working capital deficit of approximately $4,229,700. This represents a working capital deficit decrease of approximately $2,416,500 compared to the July 31, 2002 deficit of approximately $6,646,200. To improve its working capital position the company is currently negotiating private placements and additional farm out agreements for its properties.

- **<u>Investments</u>**
  During the twelve months ended July 31, 2003 the Company invested approximately $452,000 and $145,600 in its Indonesian oil & gas properties and capital assets respectively. The Company recovered $786,000 from its farm out partner Geopetro and received an additional $594,000 from the Yapen – Medco farm out. In addition, as part of the China Wisdom farm out, China Wisdom as at 31 July 2003, had advanced to the Company and Geopetro US $300,000. The Company's 60% share of this balance amounted to $180,000. Total proceeds from China Wisdom and Medco amounted to $774,000.

- **<u>Finance</u>**
  During the twelve months ended July 31, 2003
  - 8,375,000 common shares of the Company were issued through private placements for total proceeds of $1,256,250.
  - 5,118,625 warrants were exercised resulting in the issuance of 5,118,625 common shares for total proceeds of $767,794.
  - 1,390,000 options were exercised resulting in the issuance of 1,390,000 common shares for total proceeds of $208,500
  - 1,500,000 shares were issued as finders fees in relation to the China Wisdom farm out. These shares were valued at US $300,000
  - 3,000,000 and 2,000,000 share purchase options were granted during the year exercisable at $0.25 and $0.45 respectively up to 30 January 2005. Each option allows the holder to acquire 1 common share of the company.

- **<u>Income</u>**
  The Company had no material income in the twelve months ended July 31, 2003 other than the funds received in relation to the terminated China Wisdom farm out agreement. The Company's 60% share of the funds received to 31 July 2003 amounted to $180,000. The Company issued 1,500,000 shares as a finders fee in relation to this agreement. These shares were valued at US $300,000 and expensed creating a loss of $120,000. The Yapen farm out generated proceeds of $594,000 with allocated costs of $535,000 creating a gain of $59,000.

- **Expenses**
  Excluding the impact of property write downs, stock option compensation and the loss on the terminated farm out, overall expenses decreased by $133,900 from approximately $982,600 to approximately $848,700 for the year ended July 31, 2002 and 2003 respectively.

  General and administrative expenses decreased by $119,100 from approximately $408,800 to approximately $289,700 for the year ended July 31, 2002 and 2003 respectively. The material changes to general and administrative expenses are as follows. Wage expense decreased by $168,100 from approximately $197,400 to approximately $29,300 for the years ended July 31, 2002 and 2003 respectively. The decrease is due primarily to the reduced activity in the GATB subsidiary. Rent expense increased by $11,500 from approximately $16,700 to approximately $28,200 for the years ended July 31, 2002 and 2003 respectively. The increase is due primarily to increased field accommodation costs incurred by the Bengara subsidiary. Travel expense increased by $16,500 from approximately $27,600 to approximately $44,100 for the years ended July 31, 2002 and 2003 respectively. The increase is due primarily to increased field travel costs incurred by the Bengara subsidiary.

  During the year ended July 31, 2003 the Company incurred financing, interest and foreign exchange costs of $153,500. This is comprised of a consolidating foreign exchange adjustment of $50,500, a foreign exchange loss of $66,400 in the GATB subsidiary and interest expense of $36,600 paid by the GATB subsidiary. The consolidation adjustment of $50,500 is related to the translation of the parent company's Canadian $ denominated into US $. The GATB foreign exchange loss of $66,400 is due to the fluctuation of the exchange rate between the Indonesian Rupiah and the US $ and its impact on accounts payable denominated in Rupiah. The Rupiah rose against the US $ during the year creating a foreign exchange loss. The interest expense of $36,600 is related to interest paid to the Company president in relation to an outstanding loan.

  Amortization expense increased by approximately $17,600 from approximately $7,400 to approximately $25,000 for the years ended July 31, 2002 and 2003 respectively. The increase is due to the additional amortization of capital assets acquired during the year.


ADDITIONAL DISCLOSURE


Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C. See section entitled "Bengara-II Subsidiary Officers Employed" under "Subsequent Events" disclosure above.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended July 31, 2003 are detailed in the notes to the interim consolidated financial statements set forth in Schedule-A. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein. See section entitled "Bengara-II Subsidiary Officers Employed" under "Subsequent Events" disclosure above.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Dispute - The Company's GAT Bangkudulis Petroleum Company Ltd. ("GATB") affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes ("CSLD") regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the US$ 41,000 as a contingent liability in August 2002 and no further progress has been made on the claim since that time. The contingent liability for it remains on the GATB's books at end July 2003.

Bengara-II Farm Out Agreement Termination - In letters dated 12/04/03 the Company and GeoPetro Resources Company jointly served notice of termination to all signatories of a 3/3/03 farm out agreement jointly entered by the Company and GeoPetro with China Wisdom International (HK) Ltd. The farm out agreement pertains to a farm out to China Wisdom of a 40% shareholding interest in its Continental-Wisdom-GeoPetro (Bengara-II) Ltd. subsidiary and a corresponding interest in the Bengara-II JV and the Bengara-II PSC. Notice was served in accordance with the provisions for termination incorporated into the farm out agreement due to the default of China Wisdom and China Wisdom's failure to perform its farm out agreement obligations including failure to perform drilling work and failure to pay cash fees due according to the farm out stipulated schedule for both obligations and thereby earn China Wisdom up to a 40% shareholding in Continental-Wisdom-GeoPetro (Bengara-II) Ltd. The Company and GeoPetro intend to take whatever additional legal action may be required in the domicile of Continental-Wisdom-GeoPetro (Bengara-II) Ltd., the British Virgin Islands, to perfect the termination of the 3/3/03 China Wisdom farm out agreement in accordance with its provisions. Such action shall include cancellation of transfers, or otherwise compel the return of, 20,000 common shares of Continental-Wisdom-GeoPetro (Bengara-II) Ltd. conditionally transferred by the Company and GeoPetro to China Wisdom under the farm out agreement and in consideration for China Wisdom's firm and binding covenants and promises therein to perform specific financial and exploration work obligations including paying for the cost of drilling 5 exploration wells in the Bengara-II block. The provisions of the farm out agreement are clear and unequivocal on the event of China Wisdom's default of its farm out agreement commitments and China Wisdom shall forfeit approximately US$ 580,000 (as at July 31, 2003 - $300,000) paid in partial fulfillment of its farm out agreement obligations to date. The Company and GeoPetro have retained legal counsel in British Virgin Islands to assist and provide advice in the termination of the farm out agreement and related agreements entered in accordance with the farm out agreement including re-transfer back to the Company and GeoPetro of 20,000 common shares conditional transferred to China Wisdon's performance thereunder. The Company expects to prevail in the event any litigation might occur and receive back some 12,000 common shares of the Continental-Wison-GeoPetro (Bengara II) Ltd. it had conditionally transferred to China Wisdom.

Further, on 4 December 2003, the Company and GeoPetro gave China Wisdom written notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro. In addition, with immediate effect from 1 December 2003, all appointments as directors and officers and employment contracts which were made pursuant to the farm out agreement were terminated.

As at 4 December 2003, the Bengara shares had not yet been returned to the Company or GeoPetro. It is management's opinion that Bengara will continue to be wholly owned by Continental.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company on Schedule-C of Form 51-901F (Formerly Form 61) British Columbia Securities Commissions ("BCSC") fiscal quarterly filing forms for each prior fiscal quarter period. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the "SEDAR" website www.sedar.com which is the "System for Electronic Document Archiving and Retrieval", employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission ("US-SEC") filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC's EDGAR database commencing with the Company's Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2002. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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